UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

NextNav Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

65345N106

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 65345N106

1	NAMES OF REPORTING PERSONS Wood River Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,676,918 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,676,918 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,676,918 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.58%
12	TYPE OF REPORTING PERSON OO

(1)	Represents 1,676,918 shares of common stock of NextNav Inc. (the “Issuer”) held by Wood River Capital, LLC.

CUSIP: 65345N106

1	NAMES OF REPORTING PERSONS Koch Industries, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,676,918 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,676,918 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,676,918 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.58%
12	TYPE OF REPORTING PERSON CO

(1)

Represents 1,676,918 shares of common stock held by Wood River Capital, LLC. These Issuer securities may be deemed to be beneficially owned by Koch Industries, Inc. by virtue of its indirect beneficial ownership of Wood River Capital, LLC.

CUSIP: 65345N106

Item 1(a). Name of Issuer: NextNav Inc. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Officers: 1775 Tysons Blvd., 5th Floor, McLean, VA 22102

Item 2(a). Name of Person Filing:

Wood River Capital, LLC (“Wood River”)

SCC Holdings, LLC (“SCC”)

KIM, LLC (“KIM”)

Koch Investments Group, LLC (“KIG”)

Koch Investments Group Holdings, LLC (“KIGH”)

Koch Industries, Inc. (“Koch Industries”)

(Each a “Reporting Person,” and collectively, the “Reporting Persons”).

Item 2(b). Address or Principal Business Office or, if None, Residence:

The principal business office for all Reporting Persons filing is:

4111 E. 37th Street North

Wichita, KS 67220

Item	2(c). Citizenship: See Item 4 of each cover page.

Item 2(d). Title of Class of Securities: Common stock, par value $0.0001 per share (“Public Shares”).

Item 2(e). CUSIP No.: 65345N106.

Item 3. If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a: Not applicable.

Item 4. Ownership.

(a) Amount beneficially owned: See Item 9 of each cover page.

(b) Percent of class: See Item 11 of each cover page. Calculated using 106,384,109 Public Shares outstanding as of November 4, 2022, as reported in the Form 10-Q filed by the Issuer on November 10, 2022.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Item 5 of each cover page.

(ii)	Shared power to vote or to direct the vote: See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of each cover page.

Wood River is beneficially owned by SCC, SCC is beneficially owned by KIM, KIM is beneficially owned by KIG, KIG is beneficially owned by KIGH, and KIGH is beneficially owned by Koch Industries, in each case by means of ownership of all voting equity instruments.

Koch Industries, SCC, KIM, KIG, and KIGH may be deemed to beneficially own the Public Shares held by Wood River by virtue of (i) Koch Industries’ beneficial ownership of KIGH, (ii) KIGH’s beneficial ownership of KIG, (iii) KIG’s beneficial ownership of KIM, (iv) KIM’s beneficial ownership of SCC, and (v) SCC’s beneficial ownership of Wood River. The filing of this Schedule 13G shall not be construed as an admission that any of SCC, KIM, KIG, KIGH, or Koch Industries is, for purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any Public Shares covered by this Schedule 13G.

CUSIP: 65345N106

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☒

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP: 65345N106

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2023

Wood River Capital, LLC

	By:	/s/ Raffaele G. Fazio
	Name:	Raffaele G. Fazio
	Title:	Vice President and Secretary

SCC Holdings, LLC

	By:	/s/ Raffaele G. Fazio
Name: Raffaele G. Fazio
Title: Secretary

KIM, LLC

	By:	/s/ Raffaele G. Fazio
Name: Raffaele G. Fazio
Title: Vice President and Secretary

Koch Investments Group, LLC

	By:	/s/ Raffaele G. Fazio
Name: Raffaele G. Fazio
Title: Secretary

Koch Investments Group Holdings, LLC

	By:	/s/ Raffaele G. Fazio
Name: Raffaele G. Fazio
Title: Secretary

Koch Industries, Inc.

	By:	/s/ Raffaele G. Fazio
	Name:	Raffaele G. Fazio
	Title:	Assistant Secretary